UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 10)*

ALDEROX, INC.

(Name of Issuer)

Common Stock, $0.01 par value

(Title of Class of Securities)

014349104

(CUSIP Number)

Susan Garrod

Pala Investments Holdings Limited

12 Castle Street

St. Helier, Jersey JE2 3RT

Channel Islands

+44-1534-639815

and

Jan Castro

Pala Investments AG

Dammstrasse 19

6300 Zug

Switzerland

+41-41-560-9070

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

November 27, 2009

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 014349104

1.	Names of Reporting Persons: Pala Investments Holdings Limited

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Jersey, Channel Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 0%

14.	Type of Reporting Person (See Instructions) CO

CUSIP No. 014349104

1.	Names of Reporting Persons: Vladimir Iorich

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Germany

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 0%

14.	Type of Reporting Person (See Instructions) IN

This Amendment No. 10 amends and restates the cover pages and Item 5, and supplements Item 6, of the statement on Schedule 13D, as filed on March 17, 2008 and amended on April 3, 2008, May 14, 2008, July 8, 2008, August 11, 2008, October 6, 2008, October 15, 2008, January 5, 2009, July 2, 2009 and October 2, 2009 (the “Schedule 13D”) by Pala Investments Holdings Limited and Vladimir Iorich relating to the common stock of Alderox, Inc. (“Alderox Common Stock”), formerly named Reclamation Consulting and Applications, Inc. Unless otherwise indicated herein, capitalized terms used but not defined in this Amendment No. 10 shall have the same meanings herein as are ascribed to such terms in the Schedule 13D.

Item 5.	Interest in Securities of the Issuer

Item 5 is hereby amended and restated to read as follows:

(a) and (b)  The information contained on the cover pages to this Schedule 13D and Item 6 is incorporated herein by reference.

As of November 27, 2009, the Reporting Persons do not beneficially own any shares of Alderox Common Stock.

(c)  As a result of certain defaults by Alderox, PIHL exercised its rights to collateral under the Debenture.  PIHL conducted a public auction of the intellectual property owned by Alderox and pledged by Alderox to secure its obligations under the Debenture, at which auction PIHL purchased certain intellectual property collateral securing the Debenture and certain related goodwill (the “IP Collateral”) by credit bidding $3,100,000 of the amount of the secured obligations lent by PIHL to Alderox under the Debenture.  On November 27, 2009, pursuant to the Termination Agreement (described in Item 6 below), PIHL agreed to terminate, among other things, the Debenture, Voting Agreement, and Warrants and to forgive the remaining outstanding indebtedness (including, for principal, interest and fees) under or relating to the Debenture.  As a result of the Termination Agreement, the Reporting Persons ceased to be the beneficial owner of any Alderox Common Stock.

(d)  Not applicable.

(e)  On November 27, 2009, the Reporting Persons ceased to be the beneficial owner of any Alderox Common Stock.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 is hereby amended and supplemented with the following:

Letter Agreement

Pursuant to a Letter Agreement entered into by PIHL and Alderox (the “Letter Agreement”), PIHL declared all of the unpaid principal of the loans under the Debenture, together with all interest accrued thereon, and all other sums, if any, payable under the Debenture, immediately due and payable due to certain defaults by Alderox under the Debenture.  In the Letter Agreement, PIHL informed Alderox that it intended to commence a foreclosure process (the “Foreclosure”) on the intellectual property owned by Alderox and pledged by Alderox to secure its obligations under the Debenture.  If PIHL became the owners of the IP Collateral in the Foreclosure, PIHL agreed to license the IP Collateral back to Alderox pursuant to an agreement having terms substantially as set forth on Exhibit A to the Letter Agreement in exchange for Alderox’s cooperation and assistance with PIHL’s foreclosure on the IP Collateral.  PIHL also agreed, if it became the owners of the IP Collateral following the Foreclosure, to cooperate with Alderox to convert any deficiency in the amounts owed under the Debenture following such Foreclosure into shares of a new class of preferred stock of Alderox, in accordance with the conversion rate contained in the Debenture, when Alderox has sufficient authorized and issued shares available to complete the full conversion, and all other convertible debt holders of Alderox have converted their debt into Alderox Common Stock.  The new class of preferred stock would have substantially all the rights as the Alderox Common Stock, except that (i) the preferred stock would have a 1.0x liquidation preference over the Alderox Common Stock, (ii) unless otherwise provided by Colorado law, the preferred stock would have customary protective class voting rights and (iii) the preferred stock would have a class vote on any new debt proposed to be issued by Alderox and any issuance of equity by Alderox at a price below $0.057 per share of Alderox Common Stock.  At or prior to execution of binding documentation in relation to the Foreclosure or Debenture conversion, PIHL agreed to cause its subsidiary, Melior AG, to terminate its consulting agreement with Alderox.

The Termination Agreement (described below) terminated the Letter Agreement, except for certain provisions regarding Alderox’s agreement to the public auction of the IP Collateral.

Exchange Agreement

PIHL and Alderox entered in an Exchange Agreement (the “Exchange Agreement”), which provided that PIHL would receive shares of Alderox preferred stock equal to the principal and interest outstanding on the Debenture subsequent to PIHL having acquired the IP Collateral in the foreclosure of such collateral divided by $100.  The preferred stock would have the rights, preferences, privileges and restrictions set forth in the Certificate of Designations in the form attached as Exhibit B to the Exchange Agreement.  In exchange for such issuance of preferred stock, and upon the satisfaction or waiver of each of the conditions precedent, each of the notes evidencing the loans under the Debenture would be discharged and cancelled, the Debenture, among other things, would be terminated, and Alderox would have no further payment or other obligations to PIHL under the notes or Debenture.  The Exchange Agreement was subject to certain conditions, including, but not limited to, the completion of the Foreclosure, PIHL having become the owner of the IP Collateral in the Foreclosure, PIHL and Alderox  having executed an agreement to license the IP Collateral back to Alderox in the form attached as Exhibit A to the Exchange Agreement, each other loan agreement, note, and/or other debt instrument with any other lender evidencing indebtedness of Alderox that is convertible by its terms into Alderox Common Stock (“Convertible Loan Agreements”) having been discharged, cancelled and terminated, and liens, if any, on Alderox’s assets arising under any such Convertible Loan Agreement or related documents having been released in exchange for Alderox Common Stock not to exceed an aggregate total of 45 million shares.

The Termination Agreement (described below) terminated the Exchange Agreement.

Termination Agreement

On November 27, 2009, PIHL and Alderox entered into a Termination Agreement and Mutual Release (the “Termination Agreement”).  Under the Termination Agreement, the parties agreed to terminate, among other things, the Debenture, Letter Agreement (except for certain provisions regarding Alderox’s agreement to the public auction of the IP Collateral), Exchange Agreement, Voting Agreement, Registration Rights Agreement, and Warrants.  PIHL also agreed to forgive all outstanding indebtedness (including, for principal, interest and fees) and other obligations of Alderox under or relating to the Debenture.  PIHL released all security interests granted to PIHL under the Debenture on all assets other than the IP Collateral and agreed that all such security interests are forever discharged.  Alderox relinquished, released and waived any claims to ownership of, and any rights of possession of, any of the IP Collateral, and acknowledged that PIHL owns the IP Collateral free and clear of any claims to ownership or other rights to the IP Collateral.  Alderox agreed not to assert against PIHL, and PIHL agreed to release, any claims in connection with the IP Collateral.

The foregoing descriptions of the Letter Agreement, Exchange Agreement, and Termination Agreement do not purport to be complete and are qualified in their entirety by reference to the texts of such agreements, which are included as exhibits hereto and incorporated herein by reference.

Item 7.	Material to be Filed as Exhibits

1.             Joint Filing Agreement, dated as of March 17, 2008, by and among the Reporting Persons (incorporated by reference to Exhibit 1 to the Reporting Persons’ statement on Schedule 13D filed on March 17, 2008).

2.             Letter Agreement by and among PIHL and Alderox.*

3.             Exchange Agreement by and among PIHL and Alderox.*

4.             Termination Agreement by and among PIHL and Alderox.*

*  Filed herewith.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: January 13, 2010
PALA INVESTMENTS HOLDINGS LIMITED

	By:		/s/ Susan Garrod
		Name:	Susan Garrod
		Title:	Director

Date: January 13, 2010

	By:		/s/ Vladimir Iorich
		Name:	Vladimir Iorich